                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 15


           Certification and Notice of Termination of Registration
          under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
               and 15(d) of the Securities Exchange Act of 1934


                         Commission File No. 333-17961

                         ARISTECH CHEMICAL CORPORATION
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            (Exact name of registrant as specified in its charter)


         210 SIXTH AVENUE, PITTSBURGH PA 15222          (412) 316-2747
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         (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

      $150.0 MILLION  ARISTECH CHEMICAL CORPORATION  6-7/8% NOTES DUE 2006
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           (Title of each class of securities covered by this Form)

                                      NONE
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          (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    / /        Rule 12h-3(b)(1)(ii)     / /
     Rule 12g-4(a)(1)(ii)   / /        Rule 12h-3(b)(2)(i)      / /
     Rule 12g-4(a)(2)(i)    / /        Rule 12h-3(b)(2)(ii)     / /
     Rule 12g-4(a)(2)(ii)   / /        Rule 15d-6               / /
     Rule 12h-3(b)(1)(i)    /X/

        Approximate number of holders of record as of the certification or
notice date:         8
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        Pursuant to the requirements of the Securities Exchange Act of 1934, Aristech Chemical Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Dated:  November 13, 2000             By: /s/ Gregory Cummings
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                                      Name: Gregory Cummings
                                      Title: Vice President & Chief
                                               Financial Officer